

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Daniel Yong Zhang
Chairman and Chief Executive Office
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Ltd**
> **Form 20-F for Fiscal Year Ended March 31, 2022**
> **Filed July 26, 2022**
> **File No. 001-36614**

Dear Mr. Yong Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 1

1. Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain in this section whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of

such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

2. Provide prominent disclosure in this section about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. This section should address, but not necessarily be limited to, the risks highlighted elsewhere in the annual report.

3. Please disclose prominently here and throughout the annual report that you have been included on the conclusive list of issuers identified under the HFCAA on our website and acknowledge the ramifications of such identification, including volatility in the trading price of your ordinary shares/other listed or quoted securities. Additionally, when discussing the HFCAA, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

4. Please refrain from using terms such as "we" or "our" when describing activities or functions of the VIE. We note, as one example only, on page 43 that you refer to the VIE structure as "our VIE structure."

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company

and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6.   Please amend this section and your Summary of Risk Factors on page 1 and risk factors to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.

7.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.

8.   Please disclose clearly and early in this section that the company uses a structure that involves a VIE based in China and what that entails. In addition, please also provide early in this section a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. With respect to the disclosed contractual arrangements with the VIEs in the diagram to be included here and in Item 4.C on page 121, please revise to use dashed lines <u>without</u> arrows. Additionally, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. We note your description of the relevant agreements between the entities on pages 121 to 126, however also disclose here how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

9.   We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control, effective control or benefits that accrue to you because of the VIE

should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

10. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note certain responsive information is presented in the sections captioned "Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations" and "Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings" on pages 98-99. Please revise to provide the requested information on permissions and approvals here along with all other China-based issuer disclosure.

11. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. In this regard, we note certain responsive information is presented in the section captioned "Variable Interest Entity Financial Information" on page 150. The condensed consolidating schedule should also be presented here along with all other China-based issuer disclosure.

D. Risk Factors
Summary of Risk Factors, page 1

12. Please revise the Summary of Risk Factors to disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, page 23

13. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your risk factor disclosure to explain in greater detail how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that the risk factor generally describes the new and proposed regulations but doesn't evaluate how the company will actually be impacted by the new or proposed regulations. Revise to clarify and specifically address if you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. For example, the third paragraph discusses operators of critical information infrastructure, network platform operators and data processors but doesn't provide any analysis regarding whether the company will be captured by these new or proposed regulations based upon the company's number of users or the type of data that the company collects. Please revise as applicable so investors can clearly understand how these new and proposed regulations will impact the company and any future offerings. Lastly, to the extent applicable, please revise the the company's permissions and approvals discussions on pages 98 and 99.

Risk Factors
Risks Related to Doing Business in China
If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of
failure to comply with inspection or..., page 48

14.   We note your disclosure about the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act. Please revise to add a standalone risk factor to discuss these regulations and how they could affect your company.

Permissions and Approvals Required to be Obtained from PRC Authorities for our Business
Operations, page 98

15.   We note your disclosure that "[you] believe that [your] consolidated subsidiaries and the VIEs in China have received the requisite licenses, permissions and approvals from the PRC authorities as are necessary for [your] material business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

16.   With respect to the disclosure in this section and the following section on page 99, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 140

17.   In your reconciliation of net income attributable to ordinary shareholders to Non-GAAP net income attributable to ordinary shareholders on page 143, you indicate that the Non-GAAP adjustments to net income agree to those in the table above in the reconciliation of net income to Non-GAAP net income. However, we note that the adjustments for the year ended March 31, 2022 on page 143 of RMB 81,593 do not agree to those in the table on page 142 of RMG 89,309. Please advise or revise as appropriate.

Share of Results of Equity Method Investees, page 149

18.   Your equity in the earnings of Ant Group for the year ended March 31, 2022 appears to exceed 40% of your earnings before taxes for this period. Please tell us your consideration of providing financial statements for the Ant Group pursuant to Rule 3-09 of Regulation S-X for all periods presented in your financial statements. Refer to Rule 1-02(w) of Regulation S-X for significance tests required under Rule 3-09 of Regulation S-X. Please note that audited financial statements are required for only those periods in which the significance tests outlined in Rule 3-09 of Regulation S-X are satisfied.

Daniel Yong Zhang
Alibaba Group Holding Ltd
September 7, 2022
Page 7

<u>Item 9. The Offer and Listing</u>
<u>C. Markets, page 201</u>

19.   We note your public announcements that the company plans to pursue a primary listing on the Hong Kong Stock Exchange and become dual-primary listed in New York and Hong Kong. Please revise to discuss in greater detail this market listing change to include timing expectations and any impact on your current NYSE listing. Please include enough information so that investors can fully understand the current and future listing of your securities.

<u>Consolidated Income Statements, page F-5</u>

20.   Refer to your tabular presentation of revenue by type on page F-49. We note that "Sales of goods" has increased over time as a percentage of total revenue and is approximately 30% of your total revenues in fiscal 2022. We also acknowledge your response included in your letter dated October 25, 2019, related to our prior review of your March 31, 2019 Form 20-F. Given the significant increase in sales of goods in recent periods, please tell us how you considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X which requires you to separately disclose on the face of your income statement revenues and cost of revenue related to sales of products and services.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services